# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gamehaus Holdings Inc., CIK 0002000530
CUSIP: G3731B108
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 19F, Shanghai Technology Investment Bldg, No. 1699, Zhongke Road, Shanghai, China (F4), 201203
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0002080129
Persons authorized to receive notices and communications: Xie Feng, 19F, Shanghai Technology Investment Bldg, No. 1699, Zhongke Road, Shanghai, China (F4), 201203, 86-021-68815668

## Reporting persons
- Xie Feng (CIK 0002080129): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 26,598,113; shared voting power 0; sole dispositive power 26,598,113; shared dispositive power 0; aggregate amount beneficially owned 26,598,113 (31.5% of the class)
  Comment: The amount in rows 7, 9 and 11 represents the shares beneficially owned by Xie Feng, including (i) 7,799,056 Class A ordinary shares ("Class A ordinary shares"), par value US$0.0001 per share, of Gamehaus Holdings Inc. (the "Issuer"), held of record by Funtery Holding Limited ("Funtery"), a British Virgin Islands company that is (a) 33.3% owned by Cyberjoy holding Limited ("Cyberjoy"), a British Virgin Islands company wholly owned by Xie Feng; and (b) 66.7% owned by Funomic Holding Limited ("Funomic"), a British Virgin Islands company wholly owned by Playfund Trust, a trust established under the laws of the Republic of Singapore by Xie Feng, as settlor, with Vistra Trust (Singapore) Pte. Limited appointed as the trustee and Cyberjoy as the beneficiary and having the sole voting and dispositive power over such shares, immediately prior to the consummation of transactions disclosed in Item 4 of this Schedule 13D (the "Transactions"); (ii) 11,000,000 Class A ordinary shares acquired and held of record by Cyberjoy in connection with the Transactions; and (iii) 7,799,057 Class A ordinary shares issuable upon the conversion of 7,799,057 Class B ordinary shares ("Class B ordinary shares"), par value US$0.0001 per share, held of record by Funtery. The Issuer's Class B ordinary shares are convertible into Class A ordinary shares at any time at the option of the holder thereof on a one-for-one basis. Percentage of class in row (13) is calculated based on (i) 76,716,254 Class A ordinary shares issued and outstanding, as reported in the Issuer's current report on Form 6-K furnished with the Securities and Exchange Commission (the "Commission") on November 4, 2026 (the "6-K") (including 24,500,000 Class A ordinary shares issued in connection with the Transactions); and (ii) 7,799,057 Class A ordinary shares issuable upon the conversion of 7,799,057 Class B ordinary shares issued and outstanding, as reported in the 6-K.
- Cyberjoy Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 26,598,113; shared voting power 0; sole dispositive power 26,598,113; shared dispositive power 0; aggregate amount beneficially owned 26,598,113 (31.5% of the class)
  Comment: The amount in rows 7, 9 and 11 represents (i) 7,799,056 Class A ordinary shares of the Issuer held of record by Funtery, over which Cyberjoy is deemed to have sole voting and dispositive power, immediately prior to the consummation of the Transactions; (ii) 11,000,000 Class A ordinary shares acquired and held of record by Cyberjoy in connection with the Transactions; and (iii) 7,799,057 Class A ordinary shares issuable upon the conversion of 7,799,057 Class B ordinary shares held of record by Funtery. The Issuer's Class B ordinary shares are convertible into Class A ordinary shares at any time at the option of the holder thereof on a one-for-one basis. Percentage of class in row (13) is calculated based on (i) 76,716,254 Class A ordinary shares issued and outstanding, as reported in the 6-K (including 24,500,000 Class A ordinary shares issued in connection with the Transactions); and (ii) 7,799,057 Class A ordinary shares issuable upon the conversion of 7,799,057 Class B ordinary shares issued and outstanding, as reported in the 6-K.
- Playfund Trust: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 10,403,941; shared voting power 0; sole dispositive power 10,403,941; shared dispositive power 0; aggregate amount beneficially owned 10,403,941 (12.3% of the class)
  Comment: As of the date hereof, Playfund Trust, through its wholly-owned subsidiary Funomic, owns approximately 66.7% of the equity interests in Funtery. The amount in rows 7, 9 and 11 is calculated based on 66.7% of the Issuer's ordinary shares beneficially owned by Funtery as reported elsewhere in the cover page of this Schedule 13D.
  
  Percentage of class in row (13) is calculated based on (i) 76,716,254 Class A ordinary shares issued and outstanding, as reported in the 6-K (including 24,500,000 Class A ordinary shares issued in connection with the Transactions); and (ii) 7,799,057 Class A ordinary shares issuable upon the conversion of 7,799,057 Class B ordinary shares issued and outstanding, as reported in the 6-K.
- Funomic Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 10,403,941; shared voting power 0; sole dispositive power 10,403,941; shared dispositive power 0; aggregate amount beneficially owned 10,403,941 (12.3% of the class)
  Comment: As of the date hereof, Funomic owns approximately 66.7% of the equity interests in Funtery. The amount in rows 7, 9 and 11 is calculated based on 66.7% of the Issuer's ordinary shares beneficially owned by Funtery as reported elsewhere in the cover page of this Schedule 13D.
  
  Percentage of class in row (13) is calculated based on (i) 76,716,254 Class A ordinary shares issued and outstanding, as reported in the 6-K (including 24,500,000 Class A ordinary shares issued in connection with the Transactions); and (ii) 7,799,057 Class A ordinary shares issuable upon the conversion of 7,799,057 Class B ordinary shares issued and outstanding, as reported in the 6-K.
- Funtery Holding Limited: type of reporting person: corporation (CO), other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 15,598,113; shared voting power 0; sole dispositive power 15,598,113; shared dispositive power 0; aggregate amount beneficially owned 15,598,113 (18.5% of the class)
  Comment: The amount in rows 7, 9 and 11 represents (i) 7,799,056 Class A ordinary shares of the Issuer held of record by Funtery, and (ii) 7,799,057 Class A ordinary shares issuable upon the conversion of 7,799,057 Class B ordinary shares held of record by Funtery. The Issuer's Class B ordinary shares are convertible into Class A ordinary shares of the Issuer at any time at the option of the holder thereof on a one-for-one basis.
  
  Percentage of class in row (13) is calculated based on (i) 76,716,254 Class A ordinary shares issued and outstanding, as reported in the 6-K (including 24,500,000 Class A ordinary shares issued in connection with the Transactions); and (ii) 7,799,057 Class A ordinary shares issuable upon the conversion of 7,799,057 Class B ordinary shares issued and outstanding, as reported in the 6-K.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Gamehaus Holdings Inc.
Address of issuer's principal executive offices: 19F, Shanghai Technology Investment Bldg, No. 1699, Zhongke Road, Shanghai, China (F4), 201203
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares") of Gamehaus Holdings Inc., a Cayman Islands exempted company (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

1. Xie Feng
2. Cyberjoy holding Limited
3. Playfund Trust
4. Funomic Holding Limited
5. Funtery Holding Limited
Residence or business address: The principal business address for each of the Reporting Persons is 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, People's Republic of China, 201203.
Present principal occupation or employment:
Xie Feng is the chairman of board of directors of the Issuer.

Cyberjoy holding Limited ("Cyberjoy"), Funomic Holding Limited ("Funomic") and Funtery Holding Limited ("Funtery") are investment holding companies without substantive operations.

Playfund Trust is a trust established under the laws of the Republic of Singapore, with Vistra Trust (Singapore) Pte. Limited as the trustee and Cyberjoy as the beneficiary who has the sole voting and dispositive power over shares owned by Playfund Trust.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Xie Feng is a citizen of the People's Republic of China.

Cyberjoy, Funomic and Funtery are British Virgin Islands companies.

Playfund Trust is established under the laws of the Republic of Singapore.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the Class A Ordinary Shares in connection with the transactions as described in Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction: On November 2, 2026, the Issuer entered into a share purchase agreement (the "Share Purchase Agreement") with Techforge Co., Ltd ("Techforge"), Funtery and certain other shareholders of Techforge (collectively with Funtery, the "Sellers"), pursuant to which the Issuer agreed to purchase a certain number of ordinary shares of Techforge from the Sellers (the "Share Purchase"), at an aggregate consideration of US$19,600,000 (the "Consideration"), payable solely through newly issued Class A Ordinary Shares of the Issuer. Techforge is a Cayman Islands exempted company that, through its wholly-owned Singapore subsidiary, Anamana Pte. Ltd., operates an artificial intelligence-native integrated micro-serial platform. In connection with the execution of the Share Purchase Agreement, on November 2, 2026, the Issuer and the Sellers entered into a separate subscription agreement (the "Subscription Agreement"), pursuant to which the Issuer agreed to issue and allot to the Sellers (or such other persons as the Sellers may designate in writing) an aggregate of 24,500,000 Class A Ordinary Shares to settle the Consideration, including 11,000,000 Class A Ordinary Shares to Cyberjoy. The aggregate number of shares to be issued by the Issuer and the price per share were determined through arm's-length negotiations between the Issuer and the Sellers, after considering the trading price performance of Class A Ordinary Shares traded on the Nasdaq Stock Market LLC preceding the execution of the Subscription Agreement. The number of Class A Ordinary Shares to be issued to the Reporting Persons in connection with the transactions disclosed herein was equal to 21.1% of the Class A Ordinary Shares outstanding immediately prior to the completion of such transactions. The Share Purchase Agreement and the Subscription Agreement also contain customary representations and warranties. The above description of the Share Purchase Agreement and the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, the forms of which are filed as exhibits hereto and incorporated herein by reference. For additional information on the transactions disclosed herein, see the Issuer's current report on Form 6-K furnished with the Commission on November 4, 2026. Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows (11) and (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5(a).

Funtery is (i) 33.3% owned by Cyberjoy, which is wholly owned by Xie Feng; and (ii) 66.7% owned by Funomic, which is wholly owned by Playfund Trust with Cyberjoy being the beneficiary and having the sole voting and dispositive power over shares in Playfund Trust. Accordingly, each of the foregoing entities and persons may be deemed to have beneficial ownership of the securities reported in the cover pages of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) to (10) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in Items 3 and 4 above, during the past 60 days, the Reporting Persons have not effected any transactions in the Class A Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Share Purchase Agreement and the Subscription Agreement and are incorporated herein by reference. A form of each agreement is attached as an exhibit hereto and incorporated herein by reference

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement.

Exhibit 2: Form of Share Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 6-K as furnished with the Commission on November 4, 2026)

Exhibit 3: Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 6-K as furnished with the Commission on November 4, 2026)

## Signatures
- Xie Feng: /s/ Xie Feng, Xie Feng (11/09/2026)
- Cyberjoy Holding Limited: /s/Xie Feng, Xie Feng, Authorized Signatory (11/09/2026)
- Playfund Trust: /s/Xie Feng, Xie Feng, Authorized Signatory (11/09/2026)
- Funomic Holding Limited: /s/Xie Feng, Xie Feng, Authorized Signatory (11/09/2026)
- Funtery Holding Limited: /s/Xie Feng, Xie Feng, Authorized Signatory (11/09/2026)